November 15, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gregory Herbers

Re:	ESS Tech, Inc.
Registration Statement on Form S-3
Filed November 3, 2022
File No. 333-268138

Acceleration Request
Requested Date:	November 17, 2022
Requested Time:	4:30 p.m. (Eastern Time)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESS Tech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statements be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

Very truly yours,

ESS Tech, Inc.

/s/ Anthony Rabb
Anthony Rabb
Chief Financial Officer

cc:	Eric Dresselhuys
ESS Tech, Inc.

Mark B. Baudler
Wilson Sonsini Goodrich & Rosati, P.C.
.